Exhibit 2.1
Execution Copy
PURCHASE AND SALE AGREEMENT
between
ENCANA OIL & GAS (USA) INC.
AS SELLER
AND
KERR-MCGEE GATHERING LLC
AS BUYER
AND
DATED JANUARY 14, 2011

i

EXHIBIT LIST

EXHIBIT A	Easements

EXHIBITS B-1 to B-6	Gathering Systems

EXHIBIT B-7	Ft. Lupton Plant

EXHIBIT C	Material Agreements

EXHIBIT D	Existing Claims and Litigation

EXHIBIT E	Capital and Expense Projects

EXHIBIT F	Assignment, Bill of Sale and Conveyance

EXHIBIT G	Buyer’s Officer Certificate

EXHIBIT H	Seller’s Officer Certificate

EXHIBIT I	Certificate of Non-Foreign Status

EXHIBIT K	License Agreement

EXHIBIT L	Access Agreement

EXHIBIT M	Royalty Information Agreement

EXHIBIT N	Transition Services Agreement
SCHEDULE LIST

SCHEDULE 1.2(h)	Vehicles

SCHEDULE 1.2(i)	Form of Partial Assignment for Development Agreements

SCHEDULE 1.2(j)	Form of Partial Assignment for NGL Exchange Agreement and NGL Purchase Agreement

SCHEDULE 5.1	Form of Indemnity

SCHEDULE 6.9	Exceptions to Compliance with Laws

PURCHASE AND SALE AGREEMENT
     This Purchase and Sale Agreement (“Agreement”), dated January 14, 2011, is by and between Encana Oil & Gas (USA) Inc., 370 17th Street, Suite 1700, Denver, Colorado 80202 (“Seller”), and Kerr-McGee Gathering LLC, 1201 Lake Robbins Drive, The Woodlands, Texas 77380 (“Buyer”), a wholly-owned subsidiary of Western Gas Partners, LP (“Parent”). Seller and Buyer may be referred to individually as a “Party” or collectively as the “Parties.”
RECITALS
     A. Seller owns and operates five natural gas gathering systems and related compression facilities (the “Gathering Systems”) located in Adams, Arapahoe, Boulder, Broomfield, Denver, Elbert, and Weld Counties, Colorado, as well as a natural gas processing plant known as the “Ft. Lupton Plant” located in Weld County, Colorado.
     B. Buyer desires to purchase and Seller desires to sell and convey, the Assets (as defined in this Agreement) pursuant to and in accordance with the terms and conditions of this Agreement.
     C. Buyer has conducted an independent investigation of the nature and extent of the Assets and desires to purchase the Assets.
     D. Concurrent with the Closing (as defined in this Agreement) of the transaction contemplated by this Agreement but effective as of the Effective Date, Seller and Buyer also will enter into a Gas Gathering and Processing Agreement (the “Gas Gathering and Processing Agreement”) covering Seller’s current and future gas production from the Denver-Julesberg area of northeastern Colorado.
     E. Buyer and Seller wish to accomplish the foregoing, all pursuant to the terms of this Agreement.
AGREEMENT
     In consideration of the mutual promises, covenants and warranties contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Buyer and Seller agree as follows:
ARTICLE I
PURCHASE AND SALE
     1.1 Purchase and Sale. Seller agrees to sell the Assets to Buyer and Buyer agrees to purchase the Assets from Seller, pursuant to the terms of this Agreement.
     1.2 The Assets. As used herein, the term “Assets” refers to all of Seller’s right, title and interest in and to the following midstream assets located in Adams, Arapahoe, Boulder, Broomfield, Denver, Elbert, and Weld Counties, Colorado:

          (a) The easements, rights of way, and surface use agreements, surface leases, and other agreements to use the surface (subject to Section 1.3(a)(4) below) associated with the Gathering Systems and the Ft. Lupton Plant, including but not limited to those set forth on Exhibit A (collectively, the “Easements”);
          (b) A surface lease for the ten (10) acre fee property associated with the Third Creek Compressor Station located at 24002 East 104th Avenue, Denver, Colorado, also known as NE/4, NW/4, Section 18, Township 2S, Range 95W, in form to be reasonably agreed upon by the Parties (the “Third Creek Property”);
          (c) The Gathering Systems consisting of the Ione System, the Wattenberg System, the Third Creek System, the Aristocrat System, and the Miller System, as described on Exhibit B-1 and depicted on Exhibits B-2, B-3, B-4, B-5 and B-6, respectively, together with all facilities, gathering lines, field compression cathodic protection equipment, meters, valves, fittings, equipment, tanks, personal property and appurtenances located downstream of the inlet flange of each Receipt Point (as such term is defined in the Gas Gathering and Processing Agreement) as of the Effective Date (as defined in Section 1.4 below) and extending to the delivery point into third-party pipelines or gathering systems or the Ft. Lupton Plant, in each case used or held for use (even if inactive or not currently in service) in ownership and operation of the Gathering Systems;
          (d) The Ft. Lupton Plant, which includes, collectively, all equipment, compression facilities and property associated therewith and as described on Exhibit B-6;
          (e) All permits, licenses, sublicenses, certificates, approvals, consents, notices, waivers, variances, franchises, registrations, orders, filings, accreditations, or other similar authorizations required by any law or governmental entity or tribal authority or granted by any governmental authority insofar as they relate to the Gathering Systems and the Ft. Lupton Plant (collectively, “Permits”), to the extent assignable;
          (f) All existing and effective gathering contracts, processing contracts, gas purchase contracts, facilities agreements, and other contracts, agreements and instruments, insofar as they relate to the Gathering Systems and the Ft. Lupton Plant, including without limitation, the material agreements described in Exhibit C (the “Material Agreements”);
          (g) Subject to Section 13.2, the files, records and data maintained by Seller and relating to the Gathering Systems and Ft. Lupton Plant (the “Records”);
          (h) The vehicles and related equipment described on Schedule 1.2(h);
          (i) The following agreements to the extent and only to the extent of Seller’s interest as applicable to the Gathering Systems and/or Plant: that certain Settlement and Compatible Development Surface Use Agreement entered into as of July 17, 2007 by and between Huran and I-25 Land, LLC, Kevamra, LLC, Broomfield Urban Renewal Authority, Kerr-McGee Oil & Gas Onshore, LP and EnCana Oil & Gas (USA) Inc.; and, that certain Well Abandonment Agreement entered into as of August 16, 2002 between Encana Energy Resources Inc., Community Development Group of Broomfield, LLC, Red Leaf Development Company, Inc., Sweetgrass Investors, LLC and Dacono Properties, LLC (the “Development Agreements”),

which shall be assigned to Buyer in the form of the Partial Assignment and Assumption Agreement attached as Schedule 1.2(i);
          (j) That certain Natural Gas Liquids Exchange Agreement entered into as of February 1, 2010, by and between EnCana Marketing (USA) Inc. and Oneok Hydrocarbon, L.P. (the “NGL Exchange Agreement”) and that certain Natural Gas Liquids Purchase Agreement dated January 1, 2010, by and between Oneok Hydrocarbon, L.P. and EnCana Marketing (USA) Inc. (the “NGL Purchase Agreement”), to the extent and only to the extent of the NGLs (as defined therein) owned or controlled by Buyer, which shall be assigned to Buyer in the form of the Partial Assignment and Assumption Agreement attached as Schedule 1.2(j); and
          (k) The line pack associated with the Plant and Gathering Systems.
     1.3 Excluded Assets. The Assets do not include, and there is hereby expressly excepted and excluded therefrom and reserved to Seller, the Excluded Assets (defined below).
          (a) The Excluded Assets are comprised of the following:
          (1) Seller’s oil, gas and mineral leases and all wells and other property and equipment located on such leases except as specifically described in Section 1.2(a) above;
          (2) Seller’s share of the condensate collected from the Gathering Systems and the Ft. Lupton Plant as of the Effective Date (which condensate would be allocated to Seller as of the Effective Date in accordance with the allocation procedures set forth in the Gas Gathering and Processing Agreement);
          (3) all production facilities located upstream of the inlet flange of the Receipt Points (as such term is defined in the Gas Gathering and Processing Agreement), including, without limitation, Seller’s oil and gas and water disposal wells;
          (4) all real property of Seller, other than as set forth in Section 1.2(b), relating to the Assets and owned in fee;
          (5) Seller’s Wattenberg Plant site located at the following addresses: 1245 WCR 19 and 885 WCR 4, Brighton, Colorado 80603;
          (6) Seller’s office located in Longmont, Colorado, and all equipment located in or based from that office, including computers and cell phones;
          (7) all rights to lay pipelines under the terms of an applicable oil and gas lease (such access to be granted Buyer under the provisions of Section 12.3(j) and Exhibit K of this Agreement);
          (8) Seller’s SCADA system and all associated equipment and property including software, communication equipment, radios and Permits, even if connected to the Receipt Points, provided that Seller will provide information to Buyer as required by the Transition Services Agreement to be entered into between the Parties in connection with Closing in order to utilize Seller’s SCADA system and associated assets until Buyer installs its own such system;
          (9) Seller’s meters on Seller-operated wells;
          (10) all portable and hand-held equipment used by Seller’s staff for testing and analyzing purposes, including the spill response trailer currently located at the Ft. Lupton Plant, FLIR cameras, analysis equipment used by integrity and measurement technicians, and safety analysis equipment used by environmental coordinators;
          (11) all software except as may be described in Section 1.2;
          (12) gas lift systems and gas lift pipelines, if any;
          (13) all rights and causes of action in favor of or against Seller arising, occurring or existing prior to the Effective Date with respect to the Retained Liabilities (as defined in Section 14.2 below) and the Excluded Assets including, but not limited to, any and all contract rights, claims, receivables, revenues, recoupment rights, recovery rights, and accounting adjustments, or other claims of any nature in favor of Seller and relating or accruing to any time period prior to the Effective Date;
          (14) all corporate formation and governance, financial, and tax records of Seller not involving or relating to the Assets or the business thereof, other than the Records;
          (15) all compressors related to the operation of Seller’s wells upstream of the Receipt Points;
          (16) any refund or claim for refund of costs, Taxes (as defined in Section 9.1 below) or expenses borne by Seller attributable to the period prior to the Effective Date;
          (17) existing positive or negative imbalances, receiveables or claims related to under- or over-billings in periods prior to the Closing (as defined in Section 12.1), all of which shall be retained by Seller;
          (18) all master service agreements and similar enabling agreements, whether or not any work orders or attachments thereto relate to the Assets, unless specifically listed on Exhibit C;
          (19) all liquid sales and residue gas resale contracts, unless specifically listed in Exhibit C;

          (20) the following communication towers: (i) Ione Tower, (ii) Herren Tower, (iii) Leonard Tower, (iv) Erie Tower, (v) 49 Tower, and (vi) Wardell Tower;
          (21) the right to use Easements with respect to the Excluded Assets; and
          (22) other assets of Seller that do not relate to the Gathering Systems, the Ft. Lupton Plant, or the Assets.
          (b) Buyer shall not be responsible for, and Seller expressly retains, all rights and liabilities related to the Excluded Assets.
     1.4 Effective Date. The purchase and sale of the Assets shall be effective as of January 1, 2011, at 7:00 a.m. Mountain Time (the “Effective Date”).
     1.5 1031 Exchange. Seller reserves the right, at or prior to Closing, to assign its rights under this Agreement with respect to all or a portion of the Purchase Price, and that portion of the Assets associated therewith (“1031 Assets”), to a Qualified Intermediary (as that term is defined in Section 1.1031(k)-1(g)(4)(v) of the Treasury Regulations) (the “QI”) to accomplish this transaction, in whole or in part, as a like-kind exchange (“Like-Kind Exchange”) under Section 1031 of the Internal Revenue Code of 1986, as amended (the “Code”). Buyer hereby (i) consents to Seller’s assignment of its rights in this Agreement to the 1031 Assets, and (ii) if such an assignment is made, provided Buyer received timely notice thereof, Buyer agrees to pay all or a portion of the Purchase Price into a qualified trust or escrow account at Closing as directed in writing by Seller. Buyer likewise reserves the right, at or prior to Closing, to assign all or a portion of its rights in this Agreement to a QI or to Buyer’s Exchange Accommodation Titleholder (as that term is defined in Revenue Procedure 2000-37) (the “EAT”) in connection with effecting a Like-Kind Exchange. Seller and Buyer acknowledge and agree that a whole or partial assignment of this Agreement to a QI or EAT shall not release either Party from or expand any of their respective liabilities and obligations to each other under this Agreement. Neither Party shall be obligated to pay any additional costs or incur any additional obligations as a result of any Like-Kind Exchange effected by the other Party. Seller agrees to hold harmless and indemnify Buyer from and against all claims, losses and liabilities, if any, resulting from such Like-Kind Exchange.
ARTICLE II
PURCHASE PRICE
     2.1 Purchase Price. The purchase price for the Assets shall be Three Hundred Three Million Three Hundred Thousand U.S. Dollars (U.S. $303,300,000) (the “Purchase Price”). If the transaction contemplated by this Agreement (“Transaction”) closes, Buyer agrees to pay to Seller the Purchase Price at Closing subject to the adjustments to the Purchase Price contained in this Agreement.
     2.2 Adjustments to Purchase Price. All adjustments to the Purchase Price shall be made (i) according to the factors described in this Section, (ii) in accordance with generally accepted accounting principles as consistently applied in the oil and gas industry, and (iii) without duplication.
          (a) Settlement Statements. The Purchase Price shall be adjusted at Closing pursuant to a “Preliminary Settlement Statement” prepared by Seller and submitted to Buyer no later than five (5) business days prior to Closing for Buyer’s comment and review. Seller shall provide Buyer wire transfer instructions for payment of the Purchase Price and the Parties shall settle on the contents of the Preliminary Settlement Statement and execute same, no later than two (2) business days before Closing. The Preliminary Settlement Statement shall set forth the Closing Amount and all adjustments to the Purchase Price and associated calculations. The term “Closing Amount” means the Purchase Price, adjusted as provided in this Section using reasonable estimates if actual numbers are not available. After Closing, the Purchase Price shall be adjusted pursuant to the Final Settlement Statement delivered pursuant to Section 13.1. Upon execution of this Agreement, the Parties will attempt to agree on the value of the personal property comprising the Assets for purposes of payment of sales tax or any other taxes contemplated by Section 9.4 of this Agreement. In the event that the Parties cannot reach agreement on the value of the personal property comprising the Assets, Seller will, in good faith, estimate the value of such personal property and remit the sales tax as contemplated by Sections 2.2(c) and 9.4 of this Agreement; the amount of sales tax to which the Parties agree to or which is estimated by Seller shall constitute an adjustment to the Purchase Price under Section 2.2(c) of this Agreement and such amount shall be included in the Closing Amount on the Preliminary Settlement Statement. To the extent the estimated sales tax is more or less than the actual sales tax, such difference shall be reflected on the Final Settlement Statement delivered pursuant to Section 13.1.
          (b) Property Expenses. The term “Property Expenses” shall mean all expenses of every kind attributable to the Assets, including but not limited to capital expenses, operating expenses, facilities and plant expenses, Taxes (as defined and apportioned as of the Effective Date pursuant to Article IX), transportation, processing or maintenance expenditures chargeable under applicable agreements and consistent with the standards established by the Council of Petroleum Accountant Societies of North America that are attributable to the Assets prior to the Effective Date or after the Effective Date, as applicable.
          (c) Upward Adjustments. The Purchase Price shall be adjusted upward by:
          (1) An amount equal to all proceeds (net of Taxes not otherwise accounted for hereunder) received and retained by Buyer from the transportation, gathering, processing, treating or sale of hydrocarbons, produced from or credited to the Assets prior to the Effective Date (collectively “Proceeds”);
          (2) An amount equal to all direct and actual expenses and capital costs attributable to the Assets, including, without limitation, the Property Expenses and amounts under Section 8.1(a), if any, paid by or on behalf of Seller that are attributable to the period after the Effective Date and prior to Closing Date (as defined in Section 12.1);

          (3) To the extent not covered in the preceding paragraph, an amount equal to all prepaid expenses attributable to the Assets after the Effective Date that were paid by or on behalf of Seller, including without limitation, prepaid compressor, right-of-way, surface use, and rental charges and prepaid utility charges; but, excluding any prepaid insurance;
          (4) The amount of the sales tax in connection with the Transaction based on the personal property value of the Assets for the purposes described in Section 2.2(a) of this Agreement;
          (5) An amount equal to general and administrative services, as well as overhead, in the amount of $249,600 that the Parties hereby agree are attributable to the period after the Effective Date and prior to the Closing Date; provided, however, in the event that Closing is extended beyond February 28, 2011, then the amount set forth in this Section 2.2(c)(5) will be proportionately increased; and
          (6) Any other amount as may be agreed to in writing by Buyer and Seller.
          (d) Downward Adjustments. The Purchase Price shall be adjusted downward by:
          (1) Proceeds received and retained by Seller (net of applicable Taxes and royalties) that are attributable to revenue from the Assets after the Effective Date;
          (2) The amount of all direct and actual expenses attributable to the Assets, including, without limitation, the Property Expenses, that Buyer agrees to pay, or that have been paid by Buyer, that are attributable to the period prior to the Effective Date;
          (3) An amount equal to the Environmental Defect Adjustment (as defined in Section 5.1);
          (4) To the extent not covered in Section 2.2(d)(2) above, an amount equal to the Gathering and Processing Fee (as defined in the Gas Gathering and Processing Agreement) for the period after the Effective Date and prior to the Closing Date;
          (5) An amount equal to $1,400,000 in consideration for Buyer waiving any and all claims for any defect of title relating to the Assets in connection with Section 4.1; and
          (6) Any other amount as may be agreed to in writing by Buyer and Seller.

ARTICLE III
BUYER’S INSPECTION
     3.1 Access to Records. From and after the date hereof until Closing and subject to Sections 8.3(a)-(c), Seller will make the Records available to Buyer and its representatives for inspection and review during normal business hours to permit Buyer to perform its due diligence review. Subject to the consent and cooperation of third parties, Seller will assist Buyer in Buyer’s efforts to obtain, at Buyer’s expense, such additional information from third parties as Buyer may reasonably request in writing, for the purposes of Buyer’s due diligence review. Buyer may inspect the Records and such additional information only to the extent such inspection does not violate any contractual commitment of Seller to a third party.
     3.2 Disclaimer. Except for the representations and warranties contained in this Agreement, Seller makes no warranty or representation of any kind as to the Records or any information contained therein.
     3.3 Access to the Assets. Seller agrees to grant Buyer access to the Assets during reasonable business hours, so Buyer may, at its sole risk and expense, (i) conduct on-site inspections and environmental assessments of the Assets, including but not limited to, Phase I and II site assessments, and (ii) prepare to assume ownership and operation of the Assets after Closing. If Buyer or its agents prepares an environmental assessment of any Asset, Buyer agrees to keep such assessment confidential (unless legally required to disclose) and to furnish copies thereof to Seller. In connection with any on-site inspections, Buyer (i) agrees not to interfere with the normal operation of the Assets, (ii) agrees to comply with Seller’s requirements of the operators of the Assets and (iii) represents that it is adequately insured. Buyer waives, releases and agrees to indemnify Seller, and its affiliates, and each of their directors, officers, shareholders, members, employees, agents and representatives (“Seller Group”) against all claims, liabilities and obligations, including without limitation, personal injury, death and/or property damage, arising from Buyer’s activities on the Assets, except to the extent such liabilities or damages are caused by Seller’s gross negligence or willful misconduct. The provisions of this Section shall survive termination of this Agreement. Upon execution of this Agreement, that certain Release and Indemnity Agreement entered into by the Parties effective November 12, 2010 (the “Release”) shall terminate; provided, however, the Parties shall remain responsible for their respective obligations under the Release prior to the date of this Agreement.
ARTICLE IV
TITLE MATTERS
     4.1 No Title Warranty or Representation. Notwithstanding any other provision of this Agreement, Seller makes no warranty or representation, express, implied, statutory or otherwise, with respect to Seller’s title to any of the Assets and Buyer hereby acknowledges and agrees that Buyer has no claim or remedy against Seller, its successors or assigns for any defect of title relating to the Assets, including but not limited to any lien, encumbrance, claim, defect in or objection to real property title, and the existence or non-existence of any leases, easements, or rights-of-way.

     4.2 Casualty Loss. If a portion of the Assets is destroyed by fire or other casualty prior to Closing (“Casualty Loss”), Buyer shall nevertheless purchase the Asset at Closing, but the Purchase Price will be reduced by an amount of money equal to the estimated cost to repair the affected Asset (or to replace it with equipment of similar utility). Seller, at its sole option, may elect to cure such Casualty Loss by replacing, at Seller’s expense, any personal property that is the subject of a Casualty Loss with equipment of equal grade and utility; if Seller elects to so cure the Casualty Loss, Buyer shall purchase the affected Asset at Closing without reduction of the Purchase Price. Notwithstanding the foregoing provisions of this Section 4.2, if the casualty loss has a Material Adverse Change, then either Party may terminate this Agreement. For purposes of this Section 4.2, the term “Material Adverse Change” shall mean a change (or effect) in the condition of the Assets that result in or could reasonably be expected to result in a quantifiable diminution in value of the Assets which exceeds in aggregate of thirty percent (30%) of the Purchase Price.
     4.3 Preferential Rights and Consents. To Seller’s knowledge, the preferential purchase rights and the Assets subject to such rights, and the Required Consents, and the Assets affected by such Required Consents are listed on Exhibits A and C. The term “Required Consent” means a consent that if not obtained by Closing would invalidate the conveyance of the Assets; provided, however, that consents and approvals that are customarily obtained post- Closing (such as federal and state approvals of assignments), and other consents that do not specifically invalidate the conveyance if not obtained are not “Required Consents.” Seller shall use commercially reasonable efforts to obtain all Required Consents and to give notices required in connection with preferential purchase rights prior to Closing. Prior to Closing, if Buyer discovers other Assets affected by Required Consents or preferential purchase rights, Buyer shall notify Seller immediately and Seller shall use commercially reasonable efforts to obtain such consents and/or to give the notices required in connection with the preferential rights prior to Closing; if Seller discovers other Assets affected by Required Consents or preferential purchase rights, Seller shall notify Buyer immediately and Seller shall use commercially reasonable efforts to obtain such consents and/or to give the notices required in connection with the preferential rights prior to Closing. If the value of all preferential purchase rights and Required Consents discovered or disclosed prior to Closing that have not been obtained exceeds thirty percent (30%) of the Purchase Price, Buyer may terminate this Agreement without liability to Seller and have no further obligation hereunder.
          (a) Consents. If a Required Consent has not been obtained as of the Closing with respect to an Asset (a “Restricted Asset”), then (i) the Restricted Asset shall not be conveyed at the Closing, (ii) the Purchase Price shall not be adjusted, (iii) Seller shall use commercially reasonable efforts (and Buyer shall assist Seller as reasonably requested) to obtain the consent of the third parties required thereunder, and (iv) Seller shall make the benefit of such Restricted Asset available to Buyer. With respect to any such Restricted Asset as to which the necessary approval or consent for the assignment or transfer to Buyer is obtained following Closing, Seller shall transfer such Restricted Asset to Buyer by execution and delivery of an instrument of conveyance reasonably satisfactory to Buyer and Seller. Notwithstanding the foregoing, Seller shall not be required to renew or extend any Restricted Asset at the end of its primary term; provided, however, if Seller does not convey the Restricted Asset to Buyer within 1 year of the Closing Date, the Purchase Price will be adjusted by an amount equal to the value of the Restricted Asset, pursuant to Section

14.5(d). For purposes of this Section 4.3(a) the value of a Restricted Asset shall be determined with reference to (i) the amount necessary to replace the Restricted Asset, (ii) the portion of the Asset affected by the failure to have the Restricted Asset, (iii) the effect of Seller making the benefit of the Restricted Asset available to Buyer, and (iv) other such factors as are necessary to make a proper evaluation of the value of the Restricted Asset.
          (b) Preferential Purchase Rights.
          (1) If any preferential right to purchase any portion of the Assets is exercised prior to the Closing Date, or if the time frame for the exercise of such preferential purchase right has not expired and Seller has not received notice of an intent not to exercise or waiver of the preferential purchase right, then that portion of the Assets affected by such preferential purchase right shall be excluded from the Assets at Closing and the Purchase Price shall be adjusted downward by an amount equal to the reasonable value of such affected Assets as agreed by the Parties (“Exclusion Adjustment”).
          (2) If a third party exercises its preferential right to purchase, but fails to consummate the transaction prior to Closing, Seller shall retain the affected Assets at Closing and the Purchase Price shall be adjusted downward by an amount equal to the value of such affected Assets as agreed by the Parties.
          (3) If a third party exercises its preferential right to purchase, but does not consummate the transaction within the time frame specified in the preferential purchase right (provided that the reason therefor is not Seller’s default), Seller agrees to convey the affected Asset to Buyer as soon as possible after the expiration of the time for consummation of the transaction by the holder of the preferential right by execution and delivery of an instrument of conveyance reasonably satisfactory to Buyer and Seller, such conveyance to be effective as of the Effective Date, and Buyer agrees to pay Seller the value of the affected Asset as agreed to by the Parties.
          (4) If a preferential purchase right is not discovered prior to Closing, and the affected Asset is conveyed to Buyer at Closing, Buyer agrees to convey such affected Asset to the party exercising such right on the same terms and conditions under which Seller conveyed such Asset to Buyer (with the purchase price being the reasonable value for the affected Asset as agreed by Buyer and the third party) and retain all amounts paid by the party exercising such preferential right to purchase. In the event of such exercise, Buyer shall prepare, execute and deliver a form of conveyance of such Asset to such exercising party, such conveyance to be in a form and substance as reasonably satisfactory to Buyer and the third party.
          (c) Remedies. The remedies set forth in this Section 4.3 are the exclusive remedies for the preferential purchase rights and consents.

ARTICLE V
ENVIRONMENTAL MATTERS
     5.1 Environmental Procedures.
          (a) Buyer will have from the date this Agreement is executed until the Environmental Defect Notice Date (as defined in Section 5.4) to conduct an investigation of the environmental condition of the Assets. Should Buyer elect to conduct such investigation, Buyer will employ a third party environmental consultant selected by Buyer and approved by Seller (which approval shall not be unreasonably withheld) (the “Environmental Consultant”) to determine the existence of any Environmental Defects (as defined in Section 5.4) and the Remediation Costs (as defned in Section 5.4) associated therewith.
          (b) If the Environmental Consultant identifies and Buyer claims, one or more Environmental Defects in the course of its investigation, Buyer may, on or before the Environmental Defect Notice Date, deliver to Seller one or more Environmental Defect Notices (as defined in Section 5.4). Buyer must deliver Environmental Defect Notices as soon as reasonably practical, but no later than the Environmental Defect Notice Date.
          (c) If Buyer delivers an Environmental Defect Notice to Seller in excess of the Environmental Threshold (as hereinafter defined), Seller may elect one of the following options with respect to each Environmental Defect so identified: (i) remediate the Environmental Defect(s), provided that if Seller elects this option, remediation will be subject to Buyer’s approval of the selected remediation methodology and of the environmental contractor (which approvals shall not be unreasonably withheld, delayed or conditioned); (ii) contest the existence of the Environmental Defect(s) or the Remediation Costs in accordance with Section 5.2; (iii) pay Buyer’s estimate of the Remediation Cost (with such amount being the “Environmental Defect Adjustment”); or (iv) indemnify Buyer against any Loss attributable to the relevant Environmental Defect, which indemnity shall not exceed 30% of the sum of all estimated Remediation Costs for all Environmental Defects, and which indemnity shall continue for a period of time set forth in, and in the form of, Schedule 5.1.
     5.2 Contested Environmental Defects. If Seller contests the existence of an Environmental Defect or the Remediation Costs, Seller shall notify Buyer in writing on or before February 24, 2011, at 5:00 p.m. Mountain Time (Rejection Notice”). The Rejection Notice shall state with reasonable specificity the basis for the rejection of the Environmental Defect or the Remediation Costs. If practicable under the circumstances, representatives of Buyer and Seller knowledgeable in environmental matters shall meet and, either (i) mutually agree to reject the particular Environmental Defect or (ii) agree on the validity of such Environmental Defect and the Remediation Costs. If the Parties cannot agree on either options (i) or (ii) in the preceding sentence, or the Parties cannot meet (and do not otherwise agree to resolve the matter), the Environmental Defect and/or the Remediation Costs subject to the Rejection Notice shall be resolved in accordance with the arbitration procedures set forth in Section 14.5(d). If such resolution will occur after the Closing Date, the amount at issue shall be placed in escrow, in accordance with a mutually agreeable escrow agreement at a mutually agreeable financial institution, pending resolution of the arbitration.

     5.3 Environmental Liabilities and Obligations.
          (a) Upon Closing, Buyer agrees to assume and pay, perform, fulfill, discharge and release Seller from all Losses (as defined in Section 5.4) relating to the Assumed Environmental Liabilities (as defined in Section 5.4).
          (b) Upon Closing, Seller agrees to retain and pay, perform, fulfill, discharge and release Buyer from all Losses attributable to and relating to (i) the Environmental Remediation Projects (provided, however, that Seller shall not retain liability for any violations of Environmental Laws caused by Buyer or its agents at the sites of such Environmental Remediation Projects after the Closing Date), and (ii) Environmental Defects identified in a timely-delivered Environmental Defect Notice, to the extent that such Environmental Defects are not disputed by Seller (or, if disputed, such dispute is resolved in favor of Buyer), exceed in the aggregate the Environmental Threshold, and for which Seller agrees to indemnify Buyer pursuant to Section 5.1(c)(iv). Timely receipt of a valid Environmental Defect Notice, and written estimation of the Remediation Costs by an Environmental Consultant, are conditions precedent to Seller’s obligations as to Environmental Defects under this Section 5.3(b). Notwithstanding the foregoing, the Environmental Remediation Projects shall become Assumed Environmental Liabilities at such time that the Colorado Oil and Gas Conservation Commission (or the appropriate regulatory agency or body) determines that no further action is necessary with respect to any such Environmental Remediation Project, whether by way of a “closure letter” or otherwise (such action referred to this Agreement as “Environmental Closure”).
          (c) Upon Closing, Seller agrees to indemnify, save and hold harmless Buyer, its officers, directors, employees and agents, from and against claims asserted by third parties (i.e., parties not affiliated with the Parties) (a “Third Party Claim”) for environmental conditions associated with the Assets arising prior to the Effective Date that were not in conformance with Environmental Laws at the time the environmental conditions arose (“Pre-Effective Date Environmental Claims”); provided, however, Buyer shall not affirmatively cause a third party to issue a Third Party Claim, unless required to do so under applicable law; (ii) Buyer shall not be entitled to indemnity under this Section 5.3(c) if Buyer discovered or reasonably should have discovered any such environmental condition prior to the Environmental Defect Notice Date; and (iii) Seller’s indemnity obligations under this Section 5.3(c) shall be subject to, and limited by, the same threshold, deductible and time limitations provided under Sections 14.4(a)-(c) of this Agreement. The procedures for notice set forth in Section 14.5(b)-(c) shall also apply with respect to Third Party Claims. After the expiration of the time period set forth in Section 14.4(c) of this Agreement, Pre-Effective Date Environmental Claims for which Buyer has not provided notice of a Third Party Claim, as applicable, shall become Assumed Environmental Liabilities.
     5.4 Definitions. For the purposes of the Agreement, the following terms shall have the following meanings:
     “100 Lateral Remediation Project” means that project relating to a November 24, 2010, leak on a 2 inch dump line and involving (i) contaminated soil above the Colorado Oil and Gas Conservation Commission TPH standard, such contamination consisting of a 20 foot by 20 foot surface area extending south and west from the east footer of the bullet taking; and (ii)

contaminated soil and groundwater restricted to the area inside the perimeter of the 100 Lateral Compressor Building, such project located approximately one-half mile north of the intersection of WCR 11 and 8, SE/4NE/4, Section 14, Township 1 North, Range 68W.
     “Aristocrat Remediation Project” means that project generally described in that certain Spill/Release Report and corresponding Site Investigation and Remediation Work Plan submitted to the State of Colorado Oil and Gas Conservation Commission on November 23, 2004.
     “Assumed Environmental Liabilities” means all environmental conditions in, on or under the Assets, whether arising before or after the Closing Date, including without limitation any and all liability for Naturally Occurring Radioactive Materials and man-made material fibers, the obligation to remove or decommission all or any part of the Assets, and any associated reclamation obligations, other than Retained Environmental Liabilities or Pre-Effective Date Claims (until the expiration of the time period referenced in Section 14.4(c), after which time Pre-Effective Date Claims become Assumed Environmental Liabilities).
     “Comanche Creek Remediation Project” means that project relating to a pipeline leak in a 4 inch gathering line and involving groundwater exceeding the Colorado Oil & Gas Conservation Commission benzene standard in an area approximately 150 feet in circumference around said pipeline leak, such project located in the SW/4SW/4, Section 13, Township 6 South, Range 63 West and located approximately 25 feet north of County Road 182 and 1.15 miles east of County Road 53 in Elbert County, Colorado.
     “Environmental Defect” means a condition in, on or under the Assets (including, without limitation, air, land, soil, surface and subsurface strata, surface water and ground water) that (i) is attributable to the period of time prior to the Closing Date, (ii) causes an Asset to be in violation of a then existing Environmental Law, and (iii) requires Remediation Costs in excess of $75,000 per condition (“Defect Threshold”).
     “Environmental Defect Notice” means a written notice of an Environmental Defect made by Buyer to Seller, on or before the Environmental Defect Notice Date. In order to be valid, an Environmental Defect Notice must (i) be in writing and received on or before the Environmental Defect Notice Date, (ii) name the affected Asset, (iii) name the condition in, on or under the Asset that causes the Environmental Defect, (iv) provide factual substantiation for the Environmental Defect, (v) state the estimated Remediation Cost, and (vi) contain the Environmental Consultant’s written estimates of the Remediation Costs, if available. For the purpose of the preceding sentence, “factual substantiation for the Environmental Defect” shall mean reports prepared by, or the basis of tests performed by, an Environmental Consultant.
     “Environmental Defect Notice Date” means February 11, 2011, at 5:00 pm Mountain Time.
     “Environmental Laws” means all federal, state, and local laws, statutes, rules, regulations, orders, judgments, ordinances, codes, injunctions, decrees, Environmental Permits and other legally enforceable requirements and rules of common law relating to (i) pollution or protection of the environment or natural resources, (ii) any actual or threatened depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, migrating, injecting, escaping, leaching, dumping or disposing into the environment of, or any exposure of any individual, firm, corporation, partnership (general or limited), limited liability company, trust, joint venture, Governmental Entity, other entity, or property to, any Hazardous Substances or (iii) the generation, manufacture, processing, distribution, use, treatment, storage, transport, disposal or handling of any Hazardous Substances; including the federal Comprehensive Environmental Response, Compensation and Liability Act, the Superfund Amendments and Reauthorization Act, the Resource Conservation and Recovery Act, the Clean Air Act, the Clean Water Act, the Safe Drinking Water Act, the Toxic Substances Control Act, the Oil Pollution Act of 1990, the Federal Hazardous Materials Transportation Law, the Occupational Safety and Health Act, the Marine Mammal Protection Act, the Endangered Species Act, the National Environmental Policy Act and other environmental conservation and protection laws, each as amended through the Closing Date.
     “Environmental Permit” means any permit, approval, identification number, license, registration, certification, consent, exemption, variance or other authorization required under or issued pursuant to any applicable Environmental Law.
     “Environmental Remediation Projects” means the (i) Aristocrat Remediation Project, the Ione Remediation Project, the 100 Lateral Remediation Project, the Comanche Creek Remediation Project and the Koch Remediation Project; and (ii) any other ongoing remediation projects discovered by Seller or Buyer, during the course of Buyer’s due diligence, in which Seller (or its agents), as of the Effective Date, is taking action (including, but not limited to, attenuation) in order to bring an Asset into compliance with Environmental Laws, provided that the Party discovering an ongoing remediation must provide notice of any such project to the other Party by February 27, 2011 at 9:00 a.m. Mountain Time.
     “Environmental Threshold” means an amount of money equal to one percent (1.0%) of the Purchase Price.
     “Hazardous Substance” means (i) any substance that is designated, defined or classified under any Environmental Law as a hazardous waste, solid waste, hazardous material, pollutant, contaminant or toxic or hazardous substance, or terms of similar meaning, or that is otherwise regulated under any Environmental Law, including any hazardous substance as defined under the Comprehensive Environmental Response, Compensation, and Liability Act, as amended, (ii) oil as defined in the Oil Pollution Act of 1990, as amended, including oil, gasoline, natural gas, fuel oil, motor oil, waste oil, diesel fuel, jet fuel and other refined petroleum hydrocarbons and petroleum products, and (iii) radioactive materials, asbestos containing materials or polychlorinated biphenyls.
     “Ione Remediation Project” means that project relating to a contaminated plume discovered by Seller in the course of excavation of contaminated soil (which contaminated soil has since been removed and is the subject of a Letter of Closure from the Colorado Oil and Gas Conservation Commission), which consisted of soils in excess of the Colorado Oil and Gas Conservation Commission 500 ppm TPH standard for soils, such project located at the Ione Compressor Station, 1.75 miles north of WCR 22 and 31, SW/4SW/4, Section 3, Township 2 North, Range 66 West.

     “Koch Remediation Project” means that project currently being performed by Koch Hydrocarbon Company and/or Koch Exploration Company, or by Koch’s successors and/or assigns (collectively, “Koch”), as further described in (i) that certain Agreement for Sale “Third Creek Processing Plant Related Gathering System” entered into July 2, 1996 by and between Koch and Vessels Hydrocarbons, Inc., (ii) that certain Post-Closing Clean-Up Agreement dated August 15, 1996, by and between Koch Hydrocarbon Company and Vessels Hydrocarbons, Inc., (iii) that certain Termination of Post-Closing Clean-Up Agreement dated February 18, 2003, by and between Koch Hydrocarbon, LP and EnCana Energy Resources Inc., and/or (iv) reports submitted by Koch or its successors to the Colorado Oil and Gas Conservation Commission relating to the such project.
     “Loss” or “Losses” means any actual losses, costs, expenses (including court costs, reasonable fees and expenses of attorneys, technical experts and expert witnesses and the cost of investigation), liabilities, damages, demands, suits, judgments, claims, penalties and sanctions of every kind and character (including civil fines).
     “Remediation” means actions taken to bring an Asset into compliance with Environmental Laws and: (i) as recommended in writing by an Environmental Consultant; or (ii) as agreed upon between the Parties.
     “Remediation Costs” means the costs or estimates thereof, to remediate a particular Environmental Defect, as estimated in writing by an Environmental Consultant.
     “Retained Environmental Liabilities” means (i) the condition of the sites of the Environmental Remediation Projects as of the Closing Date (until Environmental Closure, at which time such Environmental Remediation Projects and the sites thereof shall become Assumed Liabilities), (ii) Pre-Effective Date Environmental Claims identified in accordance with Section 5.3(c) (until the expiration of the time period set forth in Section 14.4(c), at which time Pre-Effective Date Environmental Claims for which Buyer has not provided notice of a Third Party Claim, as applicable, shall become Assumed Environmental Liabilities), and (iii) all Environmental Defects identified in a timely-delivered Environmental Defect Notice, which defects are not disputed by Seller (or, if disputed, such dispute is resolved in favor of Buyer) and which are, in the aggregate, in excess of the Environmental Threshold and for which Seller agrees to indemnify Buyer pursuant to Section 5.1(c)(iv).
     5.5 Aristocrat, 100 Lateral, Ione, Comanche Creek and Koch Remediation. Seller is in the process of completing the Aristocrat Remediation Project, the 100 Lateral Remediation Project, the Ione Remediation Project, the Comanche Creek Remediation Project and the Koch Remediation Project. Seller, or Seller’s permitted assigns, shall complete the Remediation relating to such projects, and in order to accomplish the same, the Parties agree as follows:
     (a) At Closing, Seller, without limiting any of its rights or remedies, and Buyer shall enter into that certain Access Agreement in the form attached hereto as Exhibit L in order for Buyer to grant Seller access to the sites of the Environmental Remediation Projects in order for Seller to complete the Remediation relating to the Aristocrat Remediation Project, the 100 Lateral Remediation Project, the Ione Remediation Project, the Comanche Creek Remediation Project and the Koch Remediation Project. Buyer agrees to cooperate in good faith with Seller with respect to (i) the Remediation of the Aristocrat Remediation Project, the 100 Lateral Remediation Project, the Ione Remediation Project, the Comanche Creek Remediation Project and the Koch Remediation Project, and (ii) obtaining any permits or authorizations, if any are required, in connection with access contemplated under this Section 5.5(a);
     (b) The Parties acknowledge and agree that the Aristocrat Remediation Project, the 100 Lateral Remediation Project, the Ione Remediation Project, the Comanche Creek Remediation Project and the Koch Remediation Project could require the following: (i) the installation, modification, reworking, plugging and abandoning of existing and future monitoring and extraction wells; (ii) excavation; and/or (iii) any other activities deemed reasonably necessary or desirable by Seller in order to complete the Remediation of such projects. The foregoing activities shall be conducted in such a manner as to not unreasonably interfere with Buyer’s facilities and operations, and the Parties shall consult in good faith, as is necessary, to provide the Seller with the access contemplated under this Section 5.5 and to minimize, to the extent possible, disruptions to Buyer’s operations; and,
     (c) The condition of the sites of the Aristocrat Remediation Project, the 100 Lateral Remediation Project, the Ione Remediation Project, the Comanche Creek Remediation Project and the Koch Remediation Project or any other portion of the Assets subject to such Remediation Projects shall not constitute an Environmental Defect.
ARTICLE VI
SELLER’S REPRESENTATIONS
     Seller makes the following representations:
     6.1 Incorporation/Qualification. Seller is a Delaware corporation, duly organized, validly existing and in good standing under the laws of the State of Delaware and is qualified to conduct business in Colorado.
     6.2 Power and Authority. Seller has all requisite power and authority to own the Assets and to carry on its business as presently conducted and to execute and deliver this Agreement and perform its respective obligations under this Agreement.
     6.3 No Lien, No Violation. The execution and delivery of this Agreement does not, and the fulfillment of and compliance with the terms and conditions hereof, will not, as of Closing, (i) create a lien or encumbrance on the Assets or trigger an outstanding security interest in the Assets that will remain in existence after Closing, (ii) violate, or be in conflict with, any material provision of Seller’s governing documents or any material provision of any statute, rule or regulation applicable to Seller or any agreement or instrument to which Seller is bound, or (iii) to Seller’s knowledge, violate or be in conflict with any statute, rule, regulation, judgment, decree, or order applicable to Seller.
     6.4 Authorization and Enforceability. This Agreement is duly and validly authorized and constitutes the legal, valid and binding obligation of Seller, enforceable in accordance with its terms, subject, however, to the effects of bankruptcy, insolvency, reorganization, moratorium and other laws for the protection of creditors, as well as to general principles of equity, regardless whether such enforceability is considered in a proceeding in equity or at law.

     6.5 Liability for Brokers’ Fees. Seller has not incurred any liability, contingent or otherwise, for brokers’ or finders’ fees relating to the Transaction for which Buyer shall have any responsibility whatsoever.
     6.6 No Bankruptcy. There are no bankruptcy proceedings pending, being contemplated by or, to Seller’s knowledge, threatened against Seller.
     6.7 Material Agreements.
          (a) Seller, to its knowledge, has made available to Buyer a true and complete copy of each Material Agreement listed on Exhibit C. Each Material Agreement constitutes the valid and binding agreement of Seller, and, to Seller’s knowledge, any other person or party thereto, enforceable against Seller and, to Seller’s knowledge, any other person party thereto, except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws relating to or affecting creditors’ rights generally and by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).
          (b) To Seller’s knowledge, the Material Agreements listed on Exhibit C sets forth all of the following contracts and agreements to which any of the Assets are bound as of the date hereof or Closing and which are material to the ownership and operation of the Assets as currently owned and operated:
                    (i) any agreement with any Affiliate of Seller that will not be terminated at or before Closing;
                    (ii) any compressor lease agreements, plant agreements, operational balancing agreements, connection agreements and liquids purchase agreements;
                    (iii) any agreement or contract for the gathering, processing, transportation, purchase, sale, exchange, or other disposition of hydrocarbons that is not cancelable without penalty or other payment on not more than 30 days prior written notice;
                    (iv) leases of personal property used or held for use primarily in the operation of the Assets to which Seller is a party or by which it is bound (“Personal Property Leases”) involving annual payments in excess of $150,000, other than any Personal Property Leases that have been terminated or will expire by their terms before or upon the Closing.
          (c) Seller has not received any notice of default of Seller under any Material Agreement in the 6-month period prior to the date of this Agreement.
          (d) Seller, to its knowledge, has paid its share of all costs due payable by Seller under the Material Agreements, has not taken or failed to take or permitted or failed to prevent any action that with notice, the passage of time or both would result in any material breach, default or acceleration of any Material Agreement. There are no material uncured defaults or breaches (or conditions or events that, with notice, the passage of time or both would constitute such a material default or breach) of Seller, to its knowledge, under any

Material Agreement or, to Seller’s knowledge, any other person party to any Material Agreement.
     6.8 Litigation. Except as set forth on Exhibit D, Seller has not received any written claim or written demand notice that has not been resolved that would adversely affect the Assets. Except as set forth on Exhibit D, there are no actions, suits, ongoing governmental investigations, written governmental inquiries or proceedings pending or, to Seller’s knowledge, threatened in writing against Seller or any of the Assets, in any court or by or before any federal, state, municipal or other governmental agency that would affect Seller’s ability to consummate the Transaction, or affect the Assets.
     6.9 Compliance with Laws. To Seller’s knowledge, and except as disclosed in Schedule 6.9 or otherwise in this Agreement, Seller has not received any written notice from any governmental authority or any other person in connection with the Assets regarding (a) any actual, alleged, possible or potential violation of, or failure to comply with any legal requirement, or (b) any actual, alleged, possible or potential obligation on the part of Seller to undertake, or to bear all or any portion of the cost of, any remedial action of any nature.
     6.10 Regulatory Status. To Seller’s knowledge:
          (a) None of the Assets is presently subject to the jurisdiction of the Federal Energy Regulatory Commission under the Natural Gas Act (15 U.S.C. Section 717, et seq.) or under the Natural Gas Policy Act of 1978 (15 U.S.C. Section 3301);
          (b) Seller is in compliance with all of the orders, regulations, rules, and authorizing or enabling statutes of the Colorado Public Utility Commission that pertain to the Assets; and
          (c) there are no actions, suits, ongoing governmental investigations, written governmental inquiries or proceedings pending, or to Seller’s knowledge, threatened in writing against Seller or any of the Assets, that challenge any of the rates, charges, or fees currently received for providing gathering, treating, or other services with respect to the Assets.
     6.11 Governmental Authorizations. To Seller’s knowledge and except as disclosed in this Agreement, Seller has obtained and is in material compliance with all federal, state and local governmental licenses, permits, orders, exemptions, waivers, authorizations, certificates, consents and applications (collectively, “Authorizations”) that are presently necessary or required for the ownership and operation of the Assets, except such Authorizations which the failure to obtain or hold would not, individually or in the aggregate, have a material adverse effect on the Assets.
     6.12 Capital and Expense Projects. As of the date of execution of this Agreement, Exhibit E is a list and description of all capital projects related to the Assets in progress and associated costs or estimates thereof to the extent such costs or estimates exceed $50,000 per project (the “Capital Projects”).

     6.13 Taxes. During Seller’s period of ownership and with respect to Taxes (as that term is defined in Article IX), for all taxable periods during Seller’s period of ownership through the taxable period in which this Agreement is executed, all such Taxes have been paid when due, unless contested in good faith by appropriate proceeding. There are no federal, state or local governmental liens for taxes on the Assets except for Taxes not yet due. Seller has filed or will file all federal, state, local and other tax returns and reports required to be filed by Seller in connection with its ownership or operations of the Assets. None of the Assets is subject to any tax partnership as defined in Section 761 of the Code.
     6.14 Absence of Certain Changes. To Seller’s knowledge, since September 30, 2010:
          (a) the Assets have been operated in and have not been engaged in any material transaction outside of the ordinary course of business;
          (b) none of the Assets have been mortgaged or pledged;
          (c) no damage, destruction or loss has occurred (whether partial or total and whether or not covered by insurance) that materially adversely affects the ownership, operation or use of the Assets, or the value or usefulness of the Assets in connection with the performance of the transactions contemplated by this Agreement;
          (d) Seller has not settled or waived any material claims or rights with respect to the ownership, operation or use of the Assets; and,
          (e) none of Seller or any of its Affiliates have agreed or committed to do any of the foregoing.
     6.15 Disclaimers. THE EXPRESS REPRESENTATIONS AND WARRANTIES OF SELLER CONTAINED IN THIS AGREEMENT (COLLECTIVELY “SELLER’S WARRANTIES”) ARE EXCLUSIVE AND ARE IN LIEU OF ALL OTHER REPRESENTATIONS AND WARRANTIES, EXPRESS, IMPLIED, STATUTORY OR OTHERWISE. SELLER EXPRESSLY DISCLAIMS ANY AND ALL SUCH OTHER REPRESENTATIONS AND WARRANTIES. WITHOUT LIMITATION OF THE FOREGOING AND, EXCEPT FOR SELLER’S WARRANTIES, THE INTEREST IN THE ASSETS TO BE CONVEYED TO BUYER SHALL BE CONVEYED PURSUANT HERETO WITHOUT (i) ANY WARRANTY, COVENANT OR REPRESENTATION WHETHER EXPRESS, IMPLIED, STATUTORY OR OTHERWISE RELATING TO TITLE TO THE ASSETS, THE CONDITION, QUANTITY, QUALITY, EXISTENCE OF DEFECTS, FITNESS FOR A PARTICULAR PURPOSE, CONFORMITY TO THE MODELS OR SAMPLES OF MATERIALS OR MERCHANTABILITY OF ANY EQUIPMENT OR PROPERTY OR ITS FITNESS FOR ANY PURPOSE OR (ii) ANY OTHER EXPRESS, IMPLIED, STATUTORY OR OTHER WARRANTY OR REPRESENTATION WHATSOEVER. BUYER IS RELYING SOLELY UPON ITS OWN INSPECTION OF THE ASSETS, AND, SUBJECT TO BUYER’S EXPRESS RIGHTS UNDER THIS AGREEMENT AND THE OTHER TRANSACTION DOCUMENTS, BUYER SHALL ACCEPT ALL OF THE SAME IN THEIR “AS IS”, “WHERE IS” CONDITION, “WITH ALL FAULTS’.

ARTICLE VII
BUYER’S REPRESENTATIONS
     Buyer makes the following representations:
     7.1 Organization and Standing. Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Colorado and on the Closing Date will be duly qualified to carry on its business in Colorado and in each state, including but not limited to, Colorado, where failure to be so qualified could adversely affect the Assets or consummation of the Transaction.
     7.2 Power. Buyer has all requisite power and authority to carry on its business as presently conducted and to execute and deliver this Agreement and perform its obligations under this Agreement. The execution and delivery of this Agreement and consummation of the Transactions and the fulfillment of and compliance with the terms and conditions hereof will not violate, or be in conflict with, any material provision of its governing documents or any material provision of any agreement or instrument to which it is a party or by which it is bound, or, to its knowledge, any judgment, decree, order, statute, rule or regulation applicable to it. Buyer meets the requirements of applicable law to hold federal oil and gas leases and to become operator of the Assets within all federal, state and local jurisdictions having jurisdiction over the Assets.
     7.3 Authorization and Enforceability. The execution, delivery and performance of this Agreement and the Transaction have been duly and validly authorized by all requisite corporate action on behalf of Buyer. This Agreement constitutes Buyer’s legal, valid and binding obligation, enforceable in accordance with its terms, subject, however, to the effects of bankruptcy, insolvency, reorganization, moratorium and similar laws for the protection of creditors, as well as to general principles of equity, regardless whether such enforceability is considered in a proceeding in equity or at law.
     7.4 Liability for Brokers’ Fees. Buyer has not incurred any liability, contingent or otherwise, for brokers’ or finders’ fees relating to the Transaction for which Seller shall have any responsibility whatsoever.
     7.5 Litigation. There is no action, suit, proceeding, claim or investigation by any person, entity, administrative agency or governmental body pending or, to Buyer’s knowledge, threatened against it before any governmental authority that impedes or is likely to impede its ability (i) to consummate the Transaction or (ii) to assume the liabilities to be assumed by it under this Agreement.
     7.6 Securities Laws, Access to Data and Information. Buyer acknowledges that the Assets are or may be deemed to be “securities” under the Securities Act of 1933, as amended, and certain applicable state securities or Blue Sky laws and that resale thereof may therefore be subject to the registration requirements of such acts. The Assets are being acquired solely for Buyer’s own account for the purpose of investment and not with a view to resale, distribution or granting a participation therein in violation of any securities laws. Buyer is familiar with Assets and it is a knowledgeable, experienced and sophisticated investor in the oil and gas business.

Buyer understands and accepts the risks and absence of liquidity inherent in ownership of the Assets.
     7.7 Financial Resources. Buyer has the financial resources available to close the Transaction without any financing contingency and to perform its post-Closing obligations hereunder.
     7.8 Buyer’s Evaluation.
          (a) Opportunity to Examine the Assets. Buyer is experienced and knowledgeable in the oil and gas midstream and facilities business and is aware of its risks. Buyer has been afforded the opportunity to examine the Assets, including the Records and other data in Seller’s files. Except for the representations and warranties of Seller contained in this Agreement, Buyer acknowledges and agrees that Seller has not made any other representations or warranties, express or implied, written or oral, as to the accuracy or completeness of the information supplied by Seller or any other information relating to the Assets furnished or to be furnished to Buyer or its representatives by or on behalf of Seller, including without limitation any estimate of the value of the Assets or reserves or any projections as to future events.
          (b) Independent Evaluation. In entering into this Agreement, Buyer acknowledges and affirms that it has relied on and will rely solely on the terms of this Agreement and upon its own independent analysis, evaluation and investigation of, and judgment with respect to, the business, economic, legal, tax or other consequences of this Transaction, including without limitation, its estimate and appraisal of the extent and value of the Assets, and the petroleum, natural gas and other reserves associated with the Assets. Buyer’s representatives have been given opportunities to examine the Assets, including the Records. Except as expressly provided in this Agreement, Seller shall not have any liability to Buyer or its affiliates, agents, representatives or employees resulting from any use, authorized or unauthorized, of the Records and other information supplied by Seller or other information relating to the Assets provided by or on behalf of Seller.
ARTICLE VIII
COVENANTS AND AGREEMENTS
     8.1 Covenants and Agreements of Seller. Seller covenants and agrees with Buyer as follows:
          (a) Operations Prior to Closing. Seller will operate, or will use its reasonable efforts to cause the operator to operate, the Assets in a good and workmanlike manner consistent with past practices. From the date of execution of this Agreement to the Closing Date, Seller will pay or cause to be paid its proportionate shares of all costs and expenses incurred in connection with such operations and Seller will notify Buyer of capital expenditures in excess of $100,000 per activity conducted on the Assets, provided that no such notification shall be required for those matters set forth on Exhibit E.

          (b) Restriction on Operations. Subject to Section 8.1(a), unless Seller obtains the prior written consent of Buyer to act otherwise, Seller will use good-faith efforts within the constraints of applicable agreements not to (i) convey or dispose of any part of the Assets (other than replacement of equipment or sale of oil, gas, and other liquid products produced from the Assets in the ordinary course of business), or (ii) enter into any new contracts that are not in the ordinary course of Seller’s business as owner and operator of the Assets.
          (c) Notices of Claims. Seller shall promptly notify Buyer, if, between the date of execution of this Agreement and the Closing Date, Seller receives written notice of any claim, suit, action or other proceeding or written notice of any material default under any Material Agreement.
          (d) Compliance with Laws. During the period from the date of execution of this Agreement to the Closing Date, Seller shall use good faith efforts to comply in all material respects with all applicable statutes, ordinances, rules, regulations and orders relating to the Assets.
          (e) Hart-Scott-Rodino Act. Promptly following the execution of this Agreement and no later than seven (7) business days thereafter, the Parties will file any notification and report forms and related material that they may be required to file with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice under the Hart-Scott-Rodino Act, will join in a request for early termination under the Hart-Scott-Rodino Act, will use their best efforts to obtain such early termination, and will make any further filings pursuant thereto that may be necessary in connection therewith. Buyer shall pay the filing fee and all other fees required to be paid in connection with any such filings.
     8.2 Covenants and Agreements of Buyer. Buyer covenants and agrees with Seller that:
          (a) Corporate Status. Buyer shall maintain its status as a Colorado limited liability company from the date hereof until the Final Settlement Date to assure that it will not be under any material corporate, legal or contractual restriction that would prohibit or delay the timely consummation of the Transaction.
          (b) Replacement Bonds and Instruments. At Closing, Buyer shall provide evidence that it has in place appropriate surety instruments and bonds as required by applicable governmental agencies for Buyer to own and operate the Assets.
     8.3 Covenants and Agreements of the Parties.
          (a) Prior Confidentiality Agreement. The terms of this Section 8.3 supersede and replace that certain Confidentiality and Non-Disclosure Agreement dated July 19, 2010, between Seller and Buyer’s affiliate, Anadarko Petroleum Corporation, which agreement is hereby terminated.
          (b) Confidentiality. All data and information, whether written or oral, obtained from Seller in connection with this Transaction, whether before or after the execution of this Agreement, and data and information generated from Seller’s data and information by Buyer in connection with the Transaction (collectively, the “Information”), is deemed by the Parties to be confidential and proprietary to Seller. Until the Closing (and for a period of two (2) years from the date of this Agreement if Closing should not occur for any reason), except as required by law, Buyer and its directors, officers, employees, agents and representatives will hold in strict confidence the terms of this Agreement and all Information, except any Information which: (1) at the time of disclosure to Buyer by Seller is in the public domain; (2) after disclosure to Buyer by Seller becomes part of the public domain by publication or otherwise, except by breach of this commitment by Buyer; (3) Buyer can establish by competent proof was rightfully in its possession at the time of disclosure to Buyer by Seller; (4) Buyer rightfully receives from third parties free of any obligation of confidence; (5) is disclosed to Buyer’s consultants, investors and lenders and those engaged by Buyer to operate the Assets who similarly agree in writing to protect the confidentiality of such Information and agree to use such Information only for their due diligence evaluation of the Assets; or (6) is developed independently by Buyer, provided that the person or persons developing the data shall not have had access to the Information, or (7) is required to be disclosed in law, order, or rule including a rule of any stock exchange. Buyer shall be responsible for the breach of these confidentiality obligations by its directors, officers, employees, agents, representatives, consultants, investors and lenders.
          (c) Return of Information. If the Transaction does not close on or before the Closing Date for reasons other than Seller’s wrongful breach of this Agreement under circumstances where Buyer is, but for such breach, ready to close, if Seller so requests at any time, Buyer shall (i) return to Seller all copies of the Information in possession of Buyer; (ii) not utilize or permit utilization of the Information to compete with Seller; and (iii) destroy any and all notes, reports, studies or analyses based on or generated when incorporating or analyzing the Information. The terms of Sections 8.3(a)-(c) shall survive termination of this Agreement.
          (d) Injunctive Relief. Buyer agrees that Seller may not have an adequate remedy at law if Buyer violates any of the terms of Sections 8.3(a)-(c). In such event, the Parties agree that Seller will have the right, in addition to any other it may have, to seek injunctive relief to restrain any breach or threatened breach of the terms of Sections 8.3(a)-(c), and/or to obtain specific enforcement of such terms.
ARTICLE IX
TAX MATTERS
     9.1 Apportionment of Tax Liability. “Taxes” shall mean all ad valorem, property, excise, net proceeds, and all other taxes and similar obligations assessed against the Assets or based upon or measured by the ownership or operation of the Assets other than income, franchise or similar taxes. All Taxes based on or attributable to the ownership or operation of the Assets shall be deemed attributable to the period during which such Taxes are accrue. With respect to the Assets, all Taxes shall be prorated between Buyer and Seller as of the Effective Date for all taxable periods that include the Effective Date. Accordingly, for the purpose of apportioning the liability for Taxes and the resulting Purchase Price adjustment pursuant to Section 2.2 at Closing or pursuant to Section 13.1 in the Final Settlement Statement (if such adjustment is needed), (i)

Buyer shall be responsible for all Taxes related to the Assets that are attributable to the period of time after the Effective Date and (ii) Seller shall be responsible for all Taxes related to the Assets that are attributable to the period of time prior to the Effective Date.
     9.2 Apportionment of Taxes/Purchase Price Adjustment. Consistent with Section 9.1, and based on the best current information available as of Closing, the pro-ration of Taxes shall be made between the Parties as an adjustment to the Purchase Price pursuant to Section 2.2 and Section 13.1 and that pro-ration shall deemed to be a final settlement between the Parties with respect to Taxes.
     9.3 Tax Reports and Returns. Seller agrees to file all tax returns and reports required to be filed by Seller, applicable to the ownership or operation of the Assets, for all Taxes related to the Assets attributable to the period of time before the Closing Date. Buyer agrees to file all tax returns and reports applicable to ownership or operation of the Assets for all Taxes related to the period of time on and after the Closing Date. The Parties will cooperate with each other after the Closing Date in connection with audits and other proceedings with respect to any Taxes relating to the Assets.
     9.4 Sales Taxes. Buyer shall be liable for and shall indemnify Seller for, any sales and use taxes, conveyance, transfer and recording fees and real estate transfer stamps or taxes (including any related interest, penalties or legal costs) that may be imposed on any transfer of the Assets pursuant to this Agreement. If required by applicable law, Seller shall, in accordance with applicable law, calculate and remit any sales or similar taxes that are required to be paid as a result of the transfer of the Assets to Buyer and Buyer shall promptly reimburse Seller therefor. If Seller receives notice that any sales and/or use taxes are due, Seller shall promptly forward such notice to Buyer for handling.
     9.5 Federal Tax Reporting. Buyer and Seller will cooperate to comply with all procedural requirements of Section 1060 of the Code and the regulations promulgated thereunder. Buyer and Seller agree that they will not take any tax position inconsistent with any allocations made pursuant to this Agreement; provided, however, that (i) Buyer’s cost for the Assets may differ from the total amount allocated thereunder to reflect Buyer’s capitalized transaction costs so allocated, and (ii) Seller’s amount realized on the sale of the Assets may differ from the total amount so allocated to reflect Seller’s transaction costs that reduce the amount realized.
ARTICLE X
CONDITIONS PRECEDENT TO CLOSING
     10.1 Seller’s Conditions Precedent. The obligations of Seller at the Closing are subject to the satisfaction or waiver at or prior to the Closing of the following conditions precedent:
          (a) All representations and warranties of Buyer contained in this Agreement are true in all material respects (considering the Transaction as a whole) at and as of the Closing in accordance with their terms as if such representations and warranties were remade at and as of the Closing, and Buyer has performed and satisfied all covenants and agreements required by this Agreement to be performed and satisfied by Buyer at or prior to the Closing in all material respects and Buyer shall deliver a certificate to Seller confirming the foregoing;
          (b) No order has been entered by any court or governmental agency having jurisdiction over the Parties or the subject matter of this Agreement that restrains or prohibits the Transaction and that remains in effect at the time of Closing;
          (c) The aggregate of Environmental Defect Adjustments does not exceed five percent (5%) of the Purchase Price; and
          (d) All applicable waiting periods (and any extensions thereof) under the Hart-Scott Rodino Act shall have expired or otherwise been terminated.
     10.2 Buyer’s Conditions Precedent. The obligations of Buyer at the Closing are subject to the satisfaction or waiver at or prior to the Closing of the following conditions precedent:
          (a) All representations and warranties of Seller contained in this Agreement are true in all material respects (considering the Transaction as a whole) at and as of the Closing in accordance with their terms as if such representations and warranties were remade at and as of the Closing, and Seller has performed and satisfied all covenants and agreements required by this Agreement to be performed and satisfied by Seller at or prior to the Closing in all material respects and Seller shall deliver a certificate to Buyer confirming the foregoing;
          (b) No order has been entered by any court or governmental agency having jurisdiction over the Parties or the subject matter of this Agreement that restrains or prohibits the Transaction and that remains in effect at the time of Closing;
          (c) The aggregate of Environmental Defect Adjustments does not exceed five percent (5%) of the Purchase Price; and
          (d) All applicable waiting periods (and any extensions thereof) under the Hart-Scott Rodino Act shall have expired or otherwise been terminated.
ARTICLE XI
RIGHT OF TERMINATION
     11.1 Termination. This Agreement may be terminated in accordance with the following provisions:
          (a) by mutual written consent of Seller and Buyer;
          (b) in accordance with Sections 4.2 or 4.3 of this Agreement;
          (c) by either Seller or Buyer if the Closing has not occurred within 60 days of the date of this Agreement (the “Termination Date”); provided, however, that this right to terminate this Agreement shall not be available to any Party whose breach of this Agreement or whose Affiliate’s breach of this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date;
          (d) by either Seller or Buyer if a governmental entity shall have issued an order or taken any other action, in each case permanently restraining, enjoining, or otherwise prohibiting the transactions contemplated by this Agreement;
          (e) by Seller if Seller’s conditions set forth in Section 10.1 are not satisfied through no fault of Seller, or are not waived by Seller, as of the Closing Date (as defined in Section 12.1, below); and
          (f) by Buyer if Buyer’s conditions set forth in Section 10.2 are not satisfied through no fault of Buyer, or are not waived by Buyer, as of the Closing Date.
     11.2 Termination Pursuant to Section 11.1. If Buyer or either Seller terminates this Agreement pursuant to Section 11.1 in the absence of a breach by the other Party, neither Buyer nor Seller shall have any liability to the other Party for termination of this Agreement, other than Buyer’s obligations set forth in Section 3.3.
     11.3 Limitation on Damages. Buyer and Seller expressly waive any and all rights to consequential, special, incidental, punitive, or exemplary damages and loss of profits resulting from a breach of this Agreement.
ARTICLE XII
CLOSING
     12.1 Date of Closing. The “Closing” will be held on the earlier of: (i) February 28, 2011; or (ii) another date mutually agreed by Buyer and Seller (the earlier of (i) and (ii) the “Closing Date”)).
     12.2 Time and Place of Closing. The Closing shall be held at the offices of Seller in Denver, Colorado beginning at 9:00 a.m., or at such other time and place as Buyer and Seller may agree in writing.
     12.3 Closing Obligations. At Closing, the following events shall occur, each being a condition precedent to the others and each being deemed to have occurred simultaneously with the others:
          (a) Seller shall execute, acknowledge and deliver to Buyer, an Assignment, Bill of Sale and Conveyance substantially in the form attached as Exhibit F, and any applicable governmental assignment forms, conveying the Assets to Buyer as of the Effective Date;
          (b) Seller and Buyer shall have previously executed and delivered the Preliminary Settlement Statement under Section 2.2(a);
          (c) Buyer shall deliver the Closing Amount to the account at a bank designated by Seller by wire transfer in immediately available funds, or by such other method as agreed to by the Parties;

          (d) Buyer shall deliver to Seller the Officer’s Certificate dated as of the Closing Date, in form and substance similar to in Exhibit G;
          (e) Seller shall deliver to Buyer the Officer’s Certificate dated as of the Closing Date, in form and substance similar to in Exhibit H;
          (f) Seller shall execute and deliver to Buyer a Certificate of non-foreign status substantially in the form attached as Exhibit I;
          (g) Buyer shall provide evidence that it has provided replacement instruments as set forth in Section 8.2(b);
          (h) Buyer shall deliver all required change of operator and similar notices required by federal, state and local laws;
          (i) Buyer shall execute a surface lease in favor of Buyer covering the Third Creek Property to Buyer in a form reasonably acceptable to the Parties;
          (j) Seller and Buyer will enter into a License Agreement substantially in the form of Exhibit K, granting Buyer the right to operate the Gathering Systems and facilities associated therewith to the extent that no Easement is conveyed to Buyer under this Agreement providing such right and subject to the terms of such license;
          (k) Buyer and Seller shall enter into an Access Agreement substantially in the form of Exhibit L, granting Seller the right to access the sites of the Aristocrat Remediation Project, the 100 Lateral Remediation Project, the Ione Remediation Project, the Comanche Creek Remediation Project and the Koch Remediation Project for purposes of environmental remediation and access to Seller’s oil and gas wells;
          (l) Buyer and Seller shall enter into the Royalty Information Agreement substantially in the form of Exhibit M;
          (m) Buyer and Seller shall execute the Partial Assignment and Assumption Agreement related to the Development Agreements substantially in the form of Schedule 1.2(i);
          (n) Buyer and Seller shall execute the Partial Assignment and Assumption Agreement related to the NGL Exchange Agreement and the NGL Purchase Agreement substantially in the form of Schedule 1.2(j);
          (o) Buyer and Seller shall execute the Transition Services Agreement in the form attached as Exhibit N; and
          (p) Seller and Buyer shall take such other actions and deliver such other documents as are contemplated by this Agreement.

ARTICLE XIII
POST-CLOSING OBLIGATIONS
     13.1 Post-Closing Adjustments.
          (a) Final Settlement Statement. No later than 120 days after Closing, Seller will prepare and deliver to Buyer, in accordance with customary industry accounting practices, the final settlement statement (the “Final Settlement Statement”) setting forth (i) each adjustment or payment that was not finally determined as of the Closing, (ii) showing the calculation of such adjustment and, (iii) the final purchase price (the “Final Purchase Price”). No later than 30 days after receipt of Seller’s proposed Final Settlement Statement, Buyer shall deliver to Seller a written report containing any changes that Buyer proposes to make to the Final Settlement Statement. Unless otherwise agreed at the time, Buyer’s failure to deliver to Seller a written report detailing proposed changes to the Final Settlement Statement by that date shall be deemed an acceptance by Buyer of the Final Settlement Statement as submitted by Seller. The Parties shall agree with respect to the changes proposed by Buyer, if any, no later than 45 days after receipt of Seller’s proposed Final Settlement Statement. The date upon which such agreement is reached or upon which the Final Purchase Price is established shall be herein called the “Final Settlement Date.” If the Final Purchase Price is more than the Closing Amount, Buyer shall pay Seller the amount of such difference. If the Final Purchase Price is less than the Closing Amount, Seller shall pay to Buyer the amount of such difference. Any payment by a Party shall be made by wire transfer of immediately available funds within five (5) business days of the Final Settlement Date. Any adjustments requiring additional payment by either Buyer or Seller shall also be made in the same manner.
          (b) Dispute Resolution. If the Parties are unable to resolve a dispute as to the Final Purchase Price by 75 days after Buyer’s receipt of Seller’s proposed Final Settlement Statement, the Parties shall submit the dispute to binding arbitration to be conducted pursuant to Section 14.5(d).
     13.2 Records. Seller agrees to make the Records available for pick up by Buyer as soon as is reasonably practical, but in any event on or before 10 business days after Closing. Seller may retain copies of the Records and Seller shall have the right to review and copy the Records during standard business hours upon reasonable notice for a period of two (2) years after Closing. Buyer agrees that the Records will be maintained in compliance with all applicable laws governing document retention. Buyer will not destroy or otherwise dispose of Records after Closing, unless Buyer first gives Seller reasonable notice and an opportunity to copy the Records to be destroyed. The Parties acknowledge and agree that Seller shall provide to Buyer the Records as they are currently maintained by Seller and Seller shall not have any obligation to manipulate electronic data or otherwise supply to Buyer the Records in a format not currently maintained by Seller; neither shall Buyer, in allowing Seller to copy the Records post Closing, be obligated to manipulate electronic data or otherwise supply Seller the Records in a format not then maintained by Buyer. The Records shall not include (i) documents subject to legal privilege (such as the attorney-client privilege or work product doctrine) or unaffiliated third party contractual restrictions on disclosure or transfer, unless such documents are necessary for Buyer (in Buyer’s sole reasonable discretion) to accurately evaluate the Assets and the requisite permissions have been secured, (ii) Seller’s general corporate books, records and files, even if containing references to the Assets, (iii) interpretative or subjective data, (iv) personnel information, (v) income tax information not related to the Assets, (vi) records relating to the sale of the Assets, including proposals received from and records of negotiations with third parties and economic analyses associated therewith, and information relating to litigation and claims retained by Seller, and (vii) any books, records or files constituting “Excluded Assets.”
     13.3 Proceeds and Invoices For Property Expenses Received After the Final Settlement Date. After the Final Settlement Date, those Proceeds attributable to the Assets received by a Party, or invoices for Property Expenses, or invoices paid by one Party for or on behalf of the other Party which were not already included as a Purchase Price adjustment, shall be settled consistent with the terms of this Agreement.
     13.4 Further Assurances. From time to time after Closing, Seller and Buyer shall each execute, acknowledge and deliver to the other such further instruments and take such other action as may be reasonably requested in order to accomplish more effectively the purposes of the Transaction.
ARTICLE XIV
ASSUMPTION AND RETENTION OF OBLIGATIONS AND INDEMNIFICATION
     14.1 Buyer’s Assumption of Liabilities and Obligations. Upon Closing and subject to the provisions of Sections 5.3(c), 13.3, 14.3 and 14.4, and except for Retained Liabilities, Buyer agrees to assume and pay, perform, fulfill and discharge of all claims, costs, expenses, liabilities and obligations accruing or relating to (i) the Assets, (ii) the Material Agreements, (iii) the Assumed Environmental Liabilities, (iv) the owning, developing, operating or maintaining of the Assets or the transporting, processing and marketing of hydrocarbons through the Assets including, without limitation, Capital Projects listed on Exhibit E, the obligation to remove or decommission the Gathering Systems and the Ft. Lupton Plant, as well as any associated reclamation obligations related thereto, and (v) obligations incurred by Seller in the normal course of business (collectively, the “Assumed Liabilities”); provided, however, for purposes of clarification and avoidance of doubt, Buyer shall assume the obligation to remove or decommission the Gathering Systems and the Ft. Lupton Plant, as well as any associated reclamation obligations related thereto (collectively “Decommissioning Obligations”) irrespective of whether the obligation or requirement to perform, fulfill and/or discharge Decommissioning Obligations arose before or after the Closing Date. Notwithstanding the foregoing, and subject to the provisions of Sections 4.1, 5.3(a)-(c), 13.3, 14.3 and 14.4, Buyer does not assume and will not be obligated for any of the following liabilities or obligations (collectively, the “Excluded Liabilities”): (u) any liabilities or obligations of Seller to the extent related to any Excluded Assets, (v) all obligations and liabilities for the payment of Property Expenses and Taxes related to the Assets that are attributable to the period of time before the Effective Date, (w) any liabilities or obligations of Seller for any breach or default by Seller under a Material Agreement prior to the Effective Date, or any event prior to the Effective Date (except as otherwise provided herein), (x) any liabilities or obligations arising from any violation of Law by Seller prior to the Effective Date (except with respect to any Assumed Liabilities), (y) any liabilities or obligations arising from any lawsuit arising from an incident which occurred prior to the Effective Date, or (z) any criminal fines or penalties imposed by a governmental entity resulting either from an investigation or proceeding before a governmental entity regarding events, facts, circumstances, or acts which occurred or failed to occur prior to the Effective Date or resulting from fraud or intentional misconduct by Seller prior to the Effective Date. The Excluded Liabilities set forth in subparagraph (w) above shall become Assumed Liabilities at the end of the period set forth in Section 14.4(c).
     14.2 Seller’s Retention of Liabilities and Obligations. Upon Closing and subject to the provisions of Sections 5.3(a), 13.3, 14.3 and 14.4, Seller retains all claims, costs, expenses, liabilities and obligations accruing or relating to (i) the Retained Environmental Liabilities; (ii) any injury, death or casualty occurring on or attributable to the Assets prior to the Effective Date; and (iii) the Excluded Liabilities (collectively, the “Retained Liabilities”). By retaining any pre-Effective Date liabilities or obligations in Articles V and XIV, Seller does not intend to, and shall not be deemed to have admitted to any third party, any liability for the period of time prior to the Effective Date.
     14.3 Indemnification. For the purposes of this Article XIV, “Loss” or “Losses” shall mean any actual losses, costs, expenses (including court costs, reasonable fees and expenses of attorneys, technical experts and expert witnesses and the cost of investigation), liabilities, damages, demands, suits, claims, and sanctions of every kind and character (including civil fines) arising from, related directly or indirectly or reasonably incident to matters indemnified against; excluding however any special, consequential, punitive or exemplary damages, loss of profits incurred by a Party hereto or Loss incurred as a result of the indemnified Party indemnifying a third party.
     After the Closing, the Parties shall indemnify each other as follows:
          (a) Seller’s Indemnification of Buyer. Seller assumes all risk, liability, obligation and Losses in connection with, and shall indemnify, save and hold harmless Buyer, its officers, directors, employees and agents, from and against all Losses which arise from or in connection with (i) the Retained Liabilities (ii) any matter for which Seller has agreed to indemnify Buyer under this Agreement, and (iii) any breach of representations, warranties, covenants, or agreements by Seller under this Agreement.
          (b) Buyer’s Indemnification of Seller. Buyer assumes all risk, liability, obligation and Losses in connection with, and Buyer shall indemnify, save and hold harmless Seller, its officers, directors, employees and agents, from and against all Losses which arise from or in connection with (i) the Assumed Liabilities, (ii) any matter for which Buyer has agreed to indemnify Seller under this Agreement, and (iii) any breach of representations, warranties, covenants, or agreements by Buyer under this Agreement.
          (c) Release. Buyer shall be deemed to have released Seller at the Closing from any Losses for which Buyer has agreed to indemnify Seller hereunder, and Seller shall be deemed to have released Buyer at the Closing from any Losses for which Seller has agreed to indemnify Buyer hereunder.
     14.4 Limitation on Seller’s Indemnity Obligations. The provisions of this Section 14.4 shall not apply to Retained Liabilities or to Seller’s indemnification of Buyer for Retained

Environmental Liabilities, which shall be governed by the provisions of Article V (except as specifically provided in Article V). With respect to all other claims for indemnification made by Buyer, the following limitations shall apply:
          (a) Threshold. If the Loss that is the subject of a Claim (as defined in Section 14.5(c)) for indemnification by Buyer does not exceed a $50,000 threshold per event or circumstance, or if the Loss is not an actual Loss already incurred by Buyer, then Buyer shall not be entitled to indemnification from Seller for such Loss, and Buyer shall be deemed to have released Seller from all liabilities and obligations with respect to such Claim and/or Loss.
          (b) Deductible. If Buyer delivers one or more valid Claims for indemnity made under Section 14.3, and if the aggregate of the actual Losses exceeding the threshold of $50,000 per Loss, exceeds $500,000, then Buyer may proceed to make such a claim pursuant to the provisions of Section 14.5, provided, however that Seller will be liable only for the portion of the claim exceeding $500,000 in the aggregate (which is a deductible, not a threshold) and in no event shall Seller’s aggregate liability under this Section exceed in total, a maximum of thirty percent (30%) of the Purchase Price.
          (c) Time. As a condition precedent to Seller’s obligation to indemnify Buyer, Buyer must deliver a written Claim Notice (as defined in Section 14.5(b)) to Seller on or before twelve (12) months from Closing at 5:00 p.m. Mountain Time.
     14.5 Procedure. The indemnifications contained in Section 14.3 shall be implemented as follows:
          (a) Coverage. Such indemnity shall extend to all Losses suffered or incurred by the indemnified Party.
          (b) Claim Notice. The Party seeking indemnification under the terms of this Agreement (“Indemnified Party”) shall submit a written “Claim Notice” to the other Party (“Indemnifying Party”) which, to be effective, must state: (i) the amount of each payment claimed by an Indemnified Party to be owing, (ii) the basis for such claim, with supporting documentation, and (iii) a list identifying to the extent reasonably possible each separate item of Loss for which payment is so claimed. The amount claimed shall be paid by the Indemnifying Party to the extent required herein within 30 days after receipt of the Claim Notice, or after the amount of such payment has been finally established, whichever last occurs; provided, however, that any objection to the Claim Notice by the Indemnifying Party must be provided to the Indemnified Party within 15 days of receipt of the Claim Notice and any undisputed portion of the Claim paid within 30 days of receipt of the Claim Notice, or the Indemnifying Party waives its right to protest the Claim.
          (c) Information. Within 60 days after the Indemnified Party receives notice of a claim or legal action that may result in a Loss for which indemnification may be sought under this Agreement (a “Claim”), the Indemnified Party shall give written notice of such Claim to the Indemnifying Party. If the Indemnifying Party or its counsel so requests, the Indemnified Party shall furnish the Indemnifying Party with copies of all pleadings and other information with respect to such Claim. At the election of the Indemnifying Party made within 60 days after receipt of such notice, the Indemnified Party shall permit the Indemnifying Party to assume control of such Claim (to the extent only that such Claim, legal action or other matter relates to a Loss for which the Indemnifying Party is liable), including the determination of all appropriate actions, the negotiation of settlements on behalf of the Indemnified Party, and the conduct of litigation through attorneys of the Indemnifying Party’s choice. No settlement of a Claim can result in any liability or cost to the Indemnified Party for which it is entitled to be indemnified hereunder without its consent. If the Indemnifying Party elects to assume control, (i) any expense incurred by the Indemnified Party thereafter for investigation or defense of the matter shall be borne by the Indemnified Party, and (ii) the Indemnified Party shall give all reasonable information and assistance, other than pecuniary, that the Indemnifying Party shall deem necessary to the proper defense of such Claim, legal action, or other matter. In the absence of such an election to assume control by the Indemnifying Party, the Indemnified Party will use its best efforts to defend, at the Indemnifying Party’s expense, any claim, legal action or other matter to which such other Party’s indemnification under this Article 14 applies until the Indemnifying Party assumes such defense, and, if the Indemnifying Party fails to assume such defense within the time period provided above, settle the same in the Indemnified Party’s reasonable discretion at the Indemnifying Party’s expense. If such a Claim requires immediate action, the Parties agree to cooperate in good faith to take appropriate action so as not to jeopardize defense of such Claim or either Party’s position with respect to such Claim.
          (d) Disputes. The Parties agrees to resolve all disputes arising under this Agreement (“Disputes”) by submission to binding arbitration in Denver, Colorado, such arbitration to be conducted as follows: The arbitration proceeding shall be governed by Colorado law and shall be conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association (“AAA”), with discovery to be conducted in accordance with the Federal Rules of Civil Procedure, and with any disputes over the scope of discovery to be determined by the Arbitrators. The arbitration shall be before a three-person panel of neutral arbitrators, consisting of one person picked by each side, and the two arbitrators so selected picking the third (with the panel so picked being the “Arbitrators”). Parties will endeavor to select arbitrators with experience in oil and gas transactions and midstream operations in the oil and gas industry. The Arbitrators shall conduct a hearing no later than 60 days after submission of the matter to arbitration, and render a written decision within 30 days of the hearing. At the hearing, the Parties shall present such evidence and witnesses as they may choose, with or without counsel. Adherence to formal rules of evidence shall not be required but the arbitration panel shall consider any evidence and testimony that it determines to be relevant, in accordance with procedures that it determines to be appropriate. Any award entered in the arbitration shall be made by a written opinion stating the reasons and basis for the award made and any payment due pursuant to the arbitration shall be made within fifteen (15) days of the Arbitrators’ decision. The final decision may be filed in a court of competent jurisdiction and may be enforced by any Party as a final judgment of such court. Each Party shall bear its own costs and expenses of the arbitration, provided, however, that the costs of employing the arbitrators shall be borne fifty percent (50%) by the Seller and fifty percent (50%) by the Buyer.

     14.6 No Insurance; Subrogation. The indemnifications provided in this Agreement shall not be construed as a form of insurance. Buyer and Seller hereby waive for themselves, their successors or assigns, including, without limitation, any insurers, any rights to subrogation for Losses for which each of them is respectively liable or against which each respectively indemnifies the other, and, if required by applicable policies, Buyer and Seller shall obtain waiver of such subrogation from their respective insurers.
     14.7 Reservation as to Non-Parties. Nothing herein is intended to limit or otherwise waive any recourse Buyer or Seller may have against any non-party for any obligations or liabilities that may be incurred with respect to the Assets.
ARTICLE XV
MISCELLANEOUS
     15.1 Expenses. Except as otherwise specifically provided, all fees, costs and expenses incurred by Buyer or Seller in negotiating this Agreement or in consummating the Transaction shall be paid by the Party incurring the same, including without limitation, engineering, land, title, legal and accounting fees, costs and expenses.
     15.2 Notices. All notices and communications required or permitted under this Agreement shall be in writing and addressed as set forth below. Any communication or delivery hereunder shall be deemed to have been duly made and the receiving Party charged with notice (i) if personally delivered, when received, (ii) if sent by telecopy or facsimile transmission, the next following business day after it is received, (iii) if mailed, five (5) business days after mailing, certified mail, return receipt requested, or (iv) if sent by overnight courier, one business day after sending. All notices shall be addressed as follows:
     If to Seller:
Encana Oil & Gas (USA) Inc.
370 17th Street, Suite 1700
Denver, Colorado, 80202
Attention: Vice President, U.S. Midstream
Telephone: 720-876-3169
Fax: 720-876-4169
     With required copy to:
Encana Oil & Gas (USA) Inc.
370 17th Street, Suite 1700
Denver, Colorado, 80202
Attention: General Counsel
Telephone: 303-623-2300
Fax: 303-623-2400

     If to Buyer:
Kerr-McGee Gathering LLC
c/o Western Gas Holdings, LP
1201 Lake Robbins Drive
The Woodlands, Texas 77380
Attention: President and CEO
Telephone: 832-636-1221
Fax: 832-636-9850
     With required copy to:
Western Gas Holdings, LP
1201 Lake Robbins Drive
The Woodlands, Texas 77380
Attention: General Counsel
Telephone: 832-636-7584
Fax: 832-636-0574
Any Party may, by written notice so delivered to the other Party, change the address or individual to which delivery shall thereafter be made.
     15.3 Amendments. This Agreement may not be amended nor any rights hereunder waived except by an instrument in writing signed by the Party to be charged with such amendment or waiver and delivered by such Party to the Party claiming the benefit of such amendment or waiver.
     15.4 Assignment. A Party shall not assign all or any portion of its rights or delegate all or any portion of its duties hereunder unless it continues to remain liable for the performance of its obligations hereunder. In the event Buyer assigns substantially all of the Assets to an affiliate, the obligations of Buyer hereunder shall also be assigned to such affiliate. Buyer may not assign the benefits of any of Seller’s indemnity obligations contained in this Agreement except to an affiliate of Buyer (provided that all rights and obligations be fully assigned to such affiliate), and any permitted assignment to an unaffiliated entity of Buyer shall not include such benefits. No such assignment or obligation shall increase the burden on Seller or impose any duty on Seller to communicate with or report to any transferee, and Seller may continue to look to Buyer for all purposes under this Agreement.
     15.5 Announcements. Seller and Buyer shall consult with each other with regard to all press releases and other announcements issued on or after the date of execution of this Agreement concerning this Agreement or the Transaction and, except as may be required by applicable laws or the applicable rules and regulations of any governmental agency, financing entity or stock exchange, Buyer or Seller shall not issue any such press release or other publicity without the prior written consent of the other Party, which consent shall not be unreasonably withheld.

     15.6 Counterparts/Fax Signatures. This Agreement may be executed by Buyer and Seller in any number of counterparts, each of which shall be deemed an original instrument, but all of which together shall constitute but one and the same instrument. Facsimile signatures shall be considered binding.
     15.7 Governing Law. This Agreement and the Transaction and any arbitration or dispute resolution conducted pursuant hereto shall be construed in accordance with, and governed by, the laws of the State of Colorado without reference to the conflict of laws principles thereof.
     15.8 Entire Agreement. This Agreement constitutes the entire understanding between the Parties with respect to the subject matter hereof, superseding all negotiations, prior discussions and prior agreements and understandings relating to such subject matter.
     15.9 Knowledge. The knowledge of a Party shall mean for purposes of this Agreement, the actual, conscious knowledge of the Party at the time the assertion regarding knowledge is made. If the Party is a corporation or other entity other than a natural person, knowledge of such Party shall mean that the actual, conscious knowledge must be on the part of the person having supervising management authority over the matters to which such knowledge pertains.
     15.10 Binding Effect. This Agreement shall be binding upon, and shall inure to the benefit of the Parties hereto and their respective successors and assigns.
     15.11 Survival. The representations, warranties, covenants and agreements set forth in this Agreement shall not survive Closing, except that the representations set forth in Sections 6.1 through 6.8 and Sections 6.11, 6.12, and 6.13, as well as Sections 7.1 through 7.8, shall survive for a period of twelve (12) months following Closing.
     15.12 No Third-Party Beneficiaries. This Agreement is intended to benefit only the Parties hereto and their respective permitted successors and assigns.
     15.13 Parent Guaranty. The performance of Buyer’s rights and obligations under this Agreement shall be guaranteed by Parent for the benefit of Seller.
(signatures on following page)

     The Parties have executed this Agreement on the dates set forth below, effective as of the Effective Date.

SELLER: Encana Oil & Gas (USA) Inc.
By:	/s/ Tim Blackwood		Date: January 14, 2011
	Name:	Tim Blackwood
	Title:	Vice President, Finance

BUYER: Kerr-McGee Gathering LLC
By:	/s/ Benjamin M. Fink		Date: January 14, 2011
	Name:	Benjamin M. Fink
	Title:	Senior Vice President and Chief Financial Officer

Western Gas Partners, LP, by Western Gas Holdings, LLC, its general partner
By:	/s/ Benjamin M. Fink		Date: January 14, 2011
	Name:	Benjamin M. Fink
	Title:	Senior Vice President, Chief Financial Officer and Treasurer